Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 18, 2018
Relating to Preliminary Prospectus dated October 5, 2018
Registration No. 333-227479

Issuer Free Writing Prospectus dated October 18, 2018

On October 18, 2018, the issuer, SolarWinds Corporation, filed Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-227479) to update and supplement certain disclosures that had been provided in its preliminary prospectus dated October 5, 2018 (the “Initial Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 2 to the Registration Statement (the “Preliminary Prospectus”).

This free writing prospectus relates only to the initial public offering of common stock of SolarWinds Corporation and should be read together with the Preliminary Prospectus. Amendment No. 2 to the Registration Statement on Form S-1 can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1739942/000162828018012610/solarwindss-1a2.htm. The following information supplements and/or updates the information contained in the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities below.

Common stock offered by us	20,000,000 shares (increased from 17,000,000 shares)

Common stock offered by the selling stockholders
5,000,000 (reduced from 25,000,000 shares). The amount to be sold by the selling stockholders was determined based on estimated tax obligations related to the conversion of the accrued and unpaid dividends on their shares of Class A Stock.

Common stock to be outstanding after this offering
304,942,149 (308,692,149 if the underwriters’ exercise their option to purchase additional shares). We intend to convert all outstanding shares of Class A Stock and all accrued and unpaid dividends on the Class A Stock based on a conversion price equal to the greater of the initial public offering price per share of our common stock in this offering or $19.00.

Underwriters’ option to purchase additional shares from us	3,750,000 (reduced from 6,300,000), all of which will come from us

Offering price range per share	$15.00 - $16.00

Use of proceeds
We estimate that our net proceeds from this offering will be approximately $290.3 million (or approximately $345.5 million if the underwriters' option to purchase additional shares is exercised in full), assuming an initial public offering price of $15.50 per share (the midpoint of the estimated price range set forth on the cover page of the Preliminary Prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering to repay the borrowings outstanding under our second lien term loan. If there were to be excess proceeds, we would use such proceeds for general corporate purposes, including working capital, capital expenditures and continued investments in our growth strategies described in “Business—Growth Strategies.” We may also use any such excess proceeds to acquire or invest in complementary businesses, products, services or technologies. We do not have agreements or commitments for any acquisitions or investments at this time. We will not receive any of the proceeds from the sale of the shares being offered by the selling stockholders.

Dilution
After giving effect to our sale in this offering of 20,000,000 shares of our common stock at an assumed initial offering price of $15.50 per share (the midpoint of the estimated price range set forth on the cover page of the Preliminary Prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2018 would have been $(1.1) billion, or $(3.64) per share. This represents an immediate increase in pro forma net tangible book value of $9.74 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $19.14 per share to investors purchasing shares of our common stock in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering would be $(3.40) per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares of our common stock in this offering would be $18.90 per share.

Except as otherwise indicated in the Preliminary Prospectus, the number of shares of our common stock that will be outstanding after this offering is based on 284,942,149 shares of our common stock outstanding as of September 30, 2018, which includes (a) an aggregate 177,811,544 shares of common stock issuable upon the Class A Conversion and the Accrued Yield Conversion (each as defined below) as if such conversions had occurred as of September 30, 2018 based on a conversion price of $19.00 and, for purposes of calculating the Accrued Yield Conversion, the aggregate amount of accrued and unpaid dividends on our Class A Stock (as defined below) that we anticipate having as of October 18, 2018, and (b) 5,042,533 restricted stock awards issued to our directors, officers and other employees that are subject to vesting, and excludes:

•	3,204,400 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2018, having a weighted average exercise price of $1.66 per share;

•	497,833 shares of common stock reserved for issuance under the SolarWinds Corporation Equity Plan;

•
30,000,000 shares of common stock reserved for issuance under the SolarWinds Corporation 2018 Equity Incentive Plan, which has been adopted in connection with this offering and under which we intend to grant $109.8 million of equity awards based on the initial public offering price per share of our common stock in this offering, which would result in our granting equity awards with respect to 7,086,452 shares of common stock assuming an initial public offering price of $15.50 per share (the midpoint of the estimated price range set forth on the cover page of the Preliminary Prospectus); and

•	3,750,000 shares of common stock reserved for issuance under the SolarWinds Corporation 2018 Employee Stock Purchase Plan.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING: GOLDMAN SACHS & CO. LLC, ATTN: PROSPECTUS DEPARTMENT, 200 WEST STREET, NEW YORK, NEW YORK 10282, TELEPHONE: 866-471-2526, FACSIMILE: 212-902-9316, E-MAIL: PROSPECTUS-NY@NY.EMAIL.GS.COM; J.P. MORGAN SECURITIES LLC, C/O BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NEW YORK 11717, TELEPHONE: 866-803-9204; MORGAN STANLEY & CO. LLC, ATTENTION: PROSPECTUS DEPARTMENT, 180 VARICK STREET, 2ND FLOOR, NEW YORK, NEW YORK 10014; OR CREDIT SUISSE SECURITIES (USA) LLC, ATTENTION: PROSPECTUS DEPARTMENT, ONE MADISON AVENUE, NEW YORK, NEW YORK 10010, TELEPHONE: 800-221-1037 OR BY EMAIL AT NEWYORK.PROSPECTUS@CREDIT-SUISSE.COM.